No Act DC


DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553




May 8, 2006

Peter J. Buchta
35 Oswald Place
Staten Island, NY 10309

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/8/2006

Re: Nanogen, Inc.
Incoming letter dated April 28, 2006

Dear Mr. Buchta:

This is in response to your letter dated April 28, 2006 concerning the shareholder proposal you submitted to Nanogen. On April 18, 2006, we issued our response expressing our informal view that Nanogen could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: William L. Respess
Senior Vice President, General Counsel
and Secretary
Nanogen, Inc.
10398 Pacific Center Court
San Diego, CA 92121

**CFLETTERS**

**From:** Peter Buchta [pbuchta1@earthlink.net]
**Sent:** Thursday, April 27, 2006 11:57 PM
**To:** CFLETTERS
**Subject:** Nanogen, Inc. Letter dated 3/23/2006

April 28th, 2006

Mr. Eric Finseth
Mr. Mark F. Vilardo
SEC
Division of Corporate Finance
Washington DC 20549-3010

Re: Nanogen, Inc.
Incoming letter dated March 23rd, 2006

Sirs:

Concerning my shareholder proposal submitted to Nanogen submitted February 24th, 2006. I wish to have rule 14a-8(e)(2) waived, and my proposals applied and put forth for the following reasons.

According to Nanogen's Form 8-K commission file number 000-23541 dated received February 13th, 2006, there was an impairment charge which relates to the $85.6 million of goodwill recorded on December 16, 2004 as part of the acquisition of Epoch Biosciences, Inc. ("Epoch"). A significant factor that gave rise to the large goodwill balance for the acquisition of Epoch was related to an increase in Nanogen's stock price. Between the signing date (September 7, 2004) and the closing date of the acquisition (December 16, 2004), the stock based valuation of the transaction increased by approximately $35 million due solely to the change in our stock price during the period.

During, and up until the release of this document it should be noted that there have been at least one major secondary public offering made with Fort Mason, as well as, several other partnership deals involving additional stock issuance.

Form 3 Received 9/27/2005 & 424B5 Received 9/29/2005

9/27/2005 Fort Mason Capital, a new investor, purchased 6.8 Million newly issued shares for approximately 19 Million dollars.



[redacted]

Form 8 K 2/7/2006

On February 6, 2006, Nanogen completed the acquisition of the rapid cardiac immunoassay test business from Spectral Diagnostics. The total consideration for the transaction was approximately CDN$9 million or US$7.87 million, comprised of CDN$5.65 million or US$4.94 million in cash and CDN$3.35 million or US$2.93 million in Nanogen common shares.

In addition, from September 2004 up until the above disclosure on February 13th, 2006, the Chairman of the Board of Directors, Mr. Howard Birndorf, had sold off approximately 225,000 of his personal shares. The majority of shares were traded in late 2004 and the beginning to middle of 2005, during roughly at the same time as the Epoch acquisition.

The facts are listed above. I will not speculate on the particulars. My honest and sincere effort in placing forth my proposals is to try to insure that Nanogen's board of directors, and management are held accountable to their shareholders for their actions in a fair and honest manner.

Best,

Peter J. Buchta
35 Oswald Place
Staten Island, NY 10309

(718)948-6959